Exhibit 99.12

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

            , 2011

Sun Life Assurance Company of Canada (U.S.)

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

Re:	Agreement and Plan of Reorganization dated _______, 2011 (the “Plan”) related to the transfer of the assets of the Sun Life Money Market Variable Account, Sun Life High Yield Variable Account, Sun Life Capital Appreciation Variable Account, Sun Life Government Securities Variable Account, Sun Life Global Governments Variable Account and Sun Life Total Return Variable Account (individually, an “Acquired Account” and collectively the “Acquired Accounts”), to MFS Money Market, MFS High Yield, MFS Massachusetts Investors Growth Stock, MFS Government Securities, MFS Global Governments and MFS Total Return Portfolios (each, an “Acquiring Fund” and collectively, the “Acquiring Funds”) of MFS Variable Insurance Trust II (the “Trust”), in exchange for shares of the corresponding Acquired Funds (the “Reorganization”).

Ladies and Gentlemen:

You have requested our opinions as to certain U.S. federal income tax consequences of the reorganization of the Acquired Accounts and the Acquiring Funds that will consist of the restructuring of the Acquired Accounts as a unit investment trust (the “New UIT”) with sub-accounts corresponding to each Acquired Account, which restructuring will occur simultaneously with the following transactions: (i) the transfer of all of the assets of each Acquired Account to its respective Acquiring Fund in exchange solely for shares of the corresponding Acquiring Fund which shares will be received by the corresponding sub-account of the New UIT, and (ii) the assumption by each Acquiring Fund of the corresponding Acquired Account’s liabilities, (other than liabilities associated with insurance obligations that will be assumed by the corresponding sub-accounts of the New UIT). All terms used herein, unless otherwise defined, are used as defined in the Agreement.

In rendering our opinions, we have reviewed and relied upon (a) the Agreement, (b) certain representations concerning the Reorganization made to us by Sun Life, on behalf of the Acquired Accounts and the New UIT and the Trust, on behalf of the Acquiring Funds, in a

Sun Life Insurance Company of Canada (U.S.)

letter dated _________, 2011 (the “Representation Letter”), (c) all other documents, financial and other reports and corporate minutes that we deemed relevant or appropriate, and (d) such statutes, regulations, rulings and decisions as we deemed material with respect to this opinion. All terms used herein, unless otherwise defined, are used as defined in the Agreement.

For purposes of our opinions, we have assumed that each Acquiring Fund intends to satisfy, the requirements of subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a regulated investment company (“RIC”).

Based on the foregoing, and provided the Reorganization is carried out in accordance with the laws of the Commonwealth of Massachusetts and the State of Delaware, the Agreement and the Representation Letter, it is our opinion that:

1.	Sun Life, the Acquired Accounts and the New UIT will not recognize any gain or loss as a result of the restructuring of the Acquired Accounts into corresponding sub-accounts of the New UIT.

2.	Under Section 351 of the Code, Sun Life will not recognize any gain or loss as a result of the transfer of the assets of each Acquired Account to its corresponding Acquiring Fund in exchange for shares of such corresponding Acquiring Fund and assumption by such corresponding portfolio of such Acquired Account’s liabilities, (other than liabilities associated with insurance obligations that will be assumed by the corresponding sub-account of the New UIT).

3.	Under Section 1032 of the Code, no gain or loss will be recognized by a Acquiring Fund upon the receipt of the assets of the corresponding Acquired Account solely in exchange for the issuance of such Acquiring Fund’s shares and the assumption of such Acquired Account’s liabilities (other than liabilities associated with insurance obligations that will be assumed by the corresponding sub-account of the New UIT).

4.	Under Section 362(a) of the Code, each Acquiring Fund’s basis in the assets it receives from the corresponding Acquired Account will be the same as such Acquired Account’s basis in those assets immediately prior to the Reorganization.

5.	Under Section 1223(2) of the Code, each Acquiring Fund’s holding period for the transferred assets will include the Acquired Account’s holding period therefor.

6.

Under Section 358 of the Code, the aggregate basis in the shares of an Acquiring Fund received in the Reorganization by the corresponding sub-account of the New UIT will be the same as the aggregate adjusted basis of the assets surrendered by the corresponding Acquired Account in exchange therefor reduced by the amount of liabilities, if any, of the Acquired Account assumed by such

Sun Life Insurance Company of Canada (U.S.)

Acquiring Fund.

7.	Under Section 1223(1) of the Code, Sun Life’s holding period (through each sub-account of the New UIT) in the shares of each Acquiring Fund received in the Reorganization will include its holding period (through each Acquired Account) for the assets surrendered in exchange therefor, provided such assets were held as capital assets on the closing date.

8.	No gain or loss will be recognized by the owners of variable contracts based on the Acquired Accounts (and then the sub-accounts of the New UIT) as a result of the Reorganization.

Our opinions are limited solely to the Reorganization. This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinions are based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

Our opinions are conditioned upon the performance by Sun Life, the Acquired Accounts, the New UIT, the Trust and the Acquiring Funds, of their respective undertakings set forth in the Agreement and the Representation Letter.

Our opinions are being rendered to Sun Life and the Trust and may be relied upon only by Sun Life and the Trust.

Very truly yours,